BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES UPDATES ON GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON – August 4, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to announce that Brammer Engineering, Inc. of Shreveport, La, the engineering manager of the gas exploration project in Eastern Calcasieu Parish, Louisiana (The Project) has signed a turn-key drilling contract with Grey Wolf, Inc. (AMEX:GW) of Houston, TX for the initial test well.

Brammer Engineering, Shreveport, Louisiana, a widely respected industry firm, is under contract as "field operator".

Grey Wolf, Inc. is a leading provider of contract oil and gas land drilling services in the United States serving both major and independent oil and gas companies with a premium fleet of 127 rigs.

The initial test well, Placid Richard et.al. No.1 is scheduled for a total depth of 15,300 feet. The spud date is now likely to be within the next 30 days. The initial well should reach target depth in about 60 days after spud.  The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE).

The entire drilling costs, including running production casing of approximately US$6.2 million,  have been prepaid by all the participants in the Project.

Mr. Kam Shah, CEO, commented, “The prospectivity of our exploration project in Louisiana has us very excited now that a drilling rig has been secured under a turn-key contract. The fact that this test well is being drilled on 3-D seismic data including amplitude vs. offset analysis significantly increases our expectations in the project’s success.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana. Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.